

August 12, 2014

Via E-mail
David Crane
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> Re: **NRG Energy, Inc., NRG Yield Inc. and GenOn Energy, Inc.**
> **Forms 10-K for the Fiscal Year Ended December 31, 2013**
> **February 28, 2014**
> **Response dated July 17, 2014**
> **File No. 001-15891, 001-36002 and 001-16455**

Dear Mr. Crane:

We have reviewed your response dated July 17, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

NRG Energy, Inc. Form 10-K for the Year Ended December 31, 2013

Financial Statements, page 110

Notes to Consolidated Financial Statements, page 120

Note 5 – Accounting for Derivative Instruments and Hedging Activities, page 139

1. We have reviewed your response to prior comment 7 in our letter dated July 14, 2014. Please explain in further detail how the two "reversal" line items impact your statements of operations. Although you indicate that you are replacing mark-to-market gains with realized gains or losses, it is unclear why the reversals would impact your statements of operations considering the marks have already been recognized within income. Please

also clarify why you refer to mark-to-market gains and losses that are recognized within your statements of operations as unrealized gains and losses.

Note 20 – Stock Based Compensation, page 178

2. We have reviewed your response to prior comment 9 in our letter dated July 14, 2014. Although we note that the 20-day average used in calculating the grant-date fair value of your market stock units is consistent with the Total Shareholder Return calculation, please clarify how the use of a 20-day average for grant-date fair value purposes complies with ASC 718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that for each of the Forms 10-K under review:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Gerald T. Nowak